Exhibit 99.1

Regulated Information

Celyad Oncology Reports First Half 2021 Financial Results and Recent Business Highlights

August 4, 2021, 10:00 p.m. CEST

•	Enrollment continues at dose level three in Phase 1 IMMUNICY-1 trial evaluating CYAD-211 in relapsed/refractory multiple myeloma (r/r MM); next clinical update expected by year-end 2021

•	Phase 1b KEYNOTE-B79 trial set to evaluate CYAD-101 with KEYTRUDA® in metastatic colorectal cancer (mCRC) patients with microsatellite stable disease on-track to begin in the fourth quarter of 2021

•	IND-enabling studies in progress for first-in-class shRNA-based allogeneic, IL-18-armored CAR T candidate CYAD-203 for solid tumors; submission of IND application anticipated in mid-2022

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CYCLE-1 trial evaluating autologous candidate CYAD-02 in r/r AML / MDS ongoing; preliminary data from dose level three cohort showed CYAD-02 was well-tolerated with initial clinical activity observed which appears greater than that previously reported from the first-generation autologous NKG2D candidate

•	Conference call and webcast scheduled for tomorrow, August 5th, at 2:00 p.m. CEST / 8:00 a.m. EDT

Mont-Saint-Guibert, Belgium – Celyad Oncology SA (Euronext & Nasdaq: CYAD) (the “Company”), a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer, today announced an update on its financial results and recent business developments for the fiscal quarter ended June 30, 2021.

“We continue to blaze a path forward by developing new technologies to advance allogeneic CAR T therapies, including our proprietary shRNA platform for allogeneic CAR T production and ‘armored’ CAR capabilities with co-expression of secreting cytokines, starting with IL-18. The innovations we are making through our clinical development pipeline and new technologies were the focus of our R&D day last month. This is an exciting time in our Company’s history as we plan for a steady stream of milestones in the second half of 2021,” commented Filippo Petti, Chief Executive Officer of Celyad Oncology. “We plan on announcing multiple clinical updates in the next six months that are expected to help further the progress of our lead programs and proprietary shRNA platform for the development of next-generation allogeneic CAR Ts.”

Second Quarter 2021 and Recent Business Highlights

•	Dr. Charles Morris was appointed as Chief Medical Officer in April 2021.

•	Preliminary data from the Phase 1 IMMUNICY-1 trial of CYAD-211 for the treatment of r/r MM were announced at the European Hematology Association (EHA) 2021 Virtual Congress.

•	Research & Development Day held on July 20, 2021, during which the management team provided:

•	Updates on the allogeneic CAR T clinical candidates CYAD-211 and CYAD-101.

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Highlights from the latest research from its proprietary shRNA platform, including the introduction of CYAD-203 – a novel allogeneic, IL-18-armored CAR T candidate for solid tumor now in IND-enabling studies.

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Acquisition of an exclusive license from the Moffitt Cancer Center for an antibody directed to Tumor-associated glycoprotein (TAG-72), which will form the basis of a T cell engager to be used with our shRNA platform technology.

Pipeline Update

CYAD-101 – Allogeneic TIM-based NKG2D CAR T for mCRC

CYAD-101 is the Company’s first-in-class, allogeneic CAR T candidate engineered to co-express a chimeric antigen receptor (CAR) based on the NKG2D receptor and the novel inhibitory peptide TCR Inhibitory Molecule (TIM).

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To the Company’s knowledge, CYAD-101 is the first investigational allogeneic CAR T candidate to generate evidence of clinical activity for the treatment of a solid tumor indication. This is based on data reported from the dose-escalation segment of the alloSHRINK Phase 1 trial evaluating CYAD-101 following FOLFOX (combination of 5-fluorouracil, leucovorin and oxaliplatin) preconditioning chemotherapy for the treatment of advanced metastatic colorectal cancer (mCRC).

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CYAD-101 following FOLFOX preconditioning chemotherapy was observed to be well-tolerated with no evidence of Graft-versus-Host Disease (GvHD). In addition, two of 15 patients from the dose-escalation segment of the alloSHRINK trial achieved a confirmed partial response (PR). Median progression-free survival (mPFS) and median overall survival (mOS) from the dose-escalation segment was 3.9 months and 10.6 months, respectively. In addition, tumor burden decrease based on RECIST 1.1 criteria was observed in eight of 15 patients, including six of nine patients at the recommended dose of 1×10[9] CYAD-101 cells per infusion.

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In September 2020, the Company entered a clinical trial collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ., USA, through a subsidiary. The Company will conduct the Phase 1b KEYNOTE-B79 clinical trial, which will evaluate CYAD-101 following FOLFOX preconditioning chemotherapy, with MSD’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in refractory mCRC patients with microsatellite stable (MSS) / mismatch-repair proficient (pMMR) disease. Initiation of the KEYNOTE-B79 trial is expected in the fourth quarter of 2021.

CYAD-211 – Allogeneic shRNA-based, anti-BCMA CAR T for r/r MM

CYAD-211 is an investigational, shRNA-based allogeneic CAR T candidate for the treatment r/r MM. CYAD-211 is engineered to co-express a B cell maturation antigen (BCMA) targeting CAR and a single shRNA, which interferes with the expression of the CD3z component of the T-cell receptor (TCR) complex.

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The Company recently announced preliminary data from the dose-escalation Phase 1 IMMUNICY-1 trial, evaluating the tolerability and clinical activity of a single infusion of CYAD-211 following preconditioning with cyclophosphamide (300 mg/m²) and fludarabine (30 mg/m²) given for three consecutive days.

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In June 2021, preliminary data from the Phase 1 IMMUNICY-1 trial was presented at the EHA congress that demonstrated no dose limiting toxicity (DLT), Graft-versus-Host disease (GvHD) or CAR T-cell-related encephalopathy syndrome (CRES) were observed in the first two dose levels (30×10[6] and 100×10[6] cells per infusion) of the trial. Two of the five evaluable patients at the first two dose levels achieved a partial response. In addition, CYAD-211 cells were detected by PCR-based methods in all six patients with evidence of a dose dependent increase in cell engraftment.

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In July 2021, the Company reported data from the first patient at dose level three (300×10[6] cells per infusion) which continues to show dose dependent engraftment of CYAD-211 with no GvHD reported to date.

•	Enrollment in the trial is ongoing with plans to explore higher doses of preconditioning regimens in future cohorts.

CYAD-203 – Allogeneic shRNA-based, IL-18-armored NKG2D CAR T for Solid Tumors

CYAD-203 is the Company’s first armored CAR T candidate engineered to co-express the cytokine interleukin-18 (IL-18) with the NKG2D CAR receptor. To the Company’s knowledge, this therapy is on track to be the first IL-18 secreting allogeneic CAR T candidate. IL-18 is a proinflammatory cytokine that directly potentiates the anti-cancer activity of CAR T cells while also altering the balance of pro- and anti-inflammatory cells within tumor tissue.

•	Investigational New Drug (IND)-enabling studies are currently in-progress for the program. Submission of the IND application for CYAD-203 for treatment of solid tumors is expected in mid-2022.

CYAD-02 – Autologous NKG2D CAR-T for r/r AML and MDS

CYAD-02, the Company’s autologous CAR T candidate with shRNA technology that targets the NKG2D ligands MICA and MICB, is currently being evaluated for the treatment of r/r acute myeloid leukemia (AML) and myelodysplastic syndromes (MDS) in the Phase 1 CYCLE-1 dose-escalation trial.

•	To date, eleven patients have received treatment with CYAD-02 in the CYCLE-1 trial, with an enrollment of five patients at dose level three (1×109 cells per infusion).

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Preliminary data from the dose level three cohort demonstrated that CYAD-02 was generally well-tolerated. One dose-limiting toxicity was reported at dose level three (cytokine release syndrome, grade 4), leading to expansion of that cohort to six patients. In addition, initial clinical activity has been observed which appears greater than that previously reported from the first-generation autologous NKG2D candidate consistent with a positive contribution from the shRNA-mediated reduction in MICA/B production.

•	Dose level three cohort of the CYCLE-1 trial is ongoing. Additional safety and efficacy data from the trial are expected by year-end 2021.

Upcoming Anticipated Milestones

•	Initiation of Phase 1b KEYNOTE-B79 trial evaluating CYAD-101 with KEYTRUDA® for advanced mCRC patients with MSS / pMMR disease in fourth quarter of 2021.

•	Report additional data for the Phase 1 IMMUNICY-1 trial of CYAD-211 for r/r MM by year-end 2021.

•	Submission of an IND application for CYAD-203 for solid tumors in mid-2022.

•	Report additional data from the dose-escalation Phase 1 CYCLE-1 trial evaluating CYAD-02 in r/r AML and MDS by year-end 2021.

First Half 2021 Financial Results

Key financial figures for the first half of 2021, compared with the first half of 2020 and full year 2020, are summarized below:

Selected key financial figures (€ millions)	Half Year 30 June 2021	Half Year 30 June 2020	Full Year 31 December 2020
Revenue	—	—	—
Research and development expenses	(10.0)	(11.1)	(21.5)
General and administrative expenses	(4.8)	(4.8)	(9.3)
Change in fair value of contingent consideration	(2.0)	(2.4)	9.2
Other income/(expenses)	1.8	1.8	4.6
Operating loss	(14.9)	(16.6)	(17.0)
Loss for the period/year	(14.9)	(16.6)	(17.2)
Net cash used in operations	(12.2)	(14.6)	(27.7)
Cash and cash equivalents	12.0	26.7	17.2

Research and Development expenses were €10.0 million for the first half of 2021, compared to €11.1 million for the first half of 2020. The €1.1 million decrease was mainly driven by lower preclinical expenses, including process development, as well as decreased clinical costs associated with the autologous r/r AML and MDS franchise.

General and Administrative expenses were €4.8 million for the first half of 2021, compared to €4.8 million for the first half of 2020. An increase in insurance costs for the period were compensated by savings on travel and living expenses due to COVID-19 pandemic travel restrictions and a decrease in expenses associated with the share-based payments related to the Company’s warrants plan.

A fair value adjustment of €2.0 million (non-cash expense) related to the reassessment of the contingent consideration and other financial liabilities associated with the advancement in the Company’s NKG2D-based CAR T candidates as of June 30, 2021 required by International Financial Reporting Standards (IFRS) was mainly driven by time accretion as well as updated assumptions to discount rate and revaluation of the U.S. dollar foreign exchange rate.

The Company also posted €1.8 million in net other income for the first half of 2021, compared to a net other income of €1.8 million for the first half of 2020. Other income for the first half of 2021 is primarily due to grant income from the Walloon Region and from the Federal Belgian Institute for Health Insurance (Inami) of €1.6 million.

Net loss for the first half of 2021 was €14.9 million, or € (1.02) per share, compared to a net loss of €16.6 million, or €(1.19) per share, for the first half of 2020.

Net cash used in operations, which excludes non-cash expenses, was €12.2 million for the first half of 2021, compared to €14.6 million for the first half of 2020.

As of June 30, 2021, the Company had cash and cash equivalents of €12.0 million ($14.3 million). During the first half of 2021, the Company raised proceeds of €8.1 million ($9.7 million) from the sale of American Depositary Shares (ADSs), in aggregate, to Lincoln Park Capital Fund, LLC (LPC) and through its At-the-Market facility. The Company believes that its existing cash and cash equivalents combined with the remaining access to the equity purchase agreement established with LPC should be sufficient, based on the current scope of activities, to fund operating expenses and capital expenditure requirements to the end of the third quarter of 2022.

As of June 30, 2021, the total number of basic shares outstanding were 15.494 million, as compared to 13.942 million as of June 30, 2020.

Celyad Oncology First Half 2021 Conference Call Details

Date: Thursday, August 5, 2021

Time: 2 p.m. CEST / 8 a.m. EDT

Dial-in: +1 412 317 6060 (International), + 1 866 652 5200 (United States) or +32 (0) 800 389 13 (Belgium)

Please ask to be joined into the Celyad Oncology SA call

The conference call will be webcast live and archived within the “Events” section of the Celyad Oncology website.

About Celyad Oncology

Celyad Oncology is a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer. The Company is developing a pipeline of allogeneic (off-the-shelf) and autologous (personalized) CAR T cell therapy candidates for the treatment of both hematological malignancies and solid tumors. Celyad Oncology was founded in 2007 and is based in Mont-Saint-Guibert, Belgium and New York, NY. The Company has received funding from the Walloon Region (Belgium) to support the advancement of its CAR T cell therapy programs. For more information, please visit www.celyad.com.

Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding the clinical activity and safety and tolerability of CYAD-211, CYAD-203, CYAD-101 and CYAD-02; expectations regarding enrollment and the announcement of additional clinical data; outcomes and timelines for the IMMUNICY-1 and CYCLE-1 clinical trials and plans for initiating KEYNOTE-B79 Phase 1b trial; the timeline for submission an IND application for CYAD-203; and the Company’s cash runway. Forward-looking statements may involve known and unknown risks and uncertainties which might cause actual results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risk and uncertainty include the duration and severity of the COVID-19 pandemic and government measures implemented in response thereto. A further list and description of these risks, uncertainties and other risks can be found in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on March 24, 2021, and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Investor and Media Contacts:

Sara Zelkovic

Communications & Investor Relations Director

Celyad Oncology

investors@celyad.com

Daniel Ferry

Managing Director

LifeSci Advisors, LLC

daniel@lifesciadvisors.com

Source: Celyad Oncology SA

Celyad Oncology SA

Interim Consolidated Statement of Comprehensive Income (Unaudited)

	For the Six-month period ended June 30,	For the Six-month period ended June 30,
(€‘000)	2021	2020
Revenue	—	5
Cost of sales	—	—
Gross profit	—	5
Research and Development expenses	(9 956)	(11 141)
General & Administrative expenses	(4 785)	(4 789)
Change in fair value of contingent consideration	(1 961)	(2 445)
Other income	1 987	2 026
Other expenses	(162)	(211)
Operating Loss	(14 877)	(16 555)
Financial income	166	112
Financial expenses	(143)	(154)
Loss before taxes	(14 854)	(16 597)
Income taxes	—	—
Loss for the period	(14 854)	(16 597)
Basic and diluted loss per share (in €)	(1.02)	(1.19)

Other comprehensive income/(loss)
Items that will not be reclassified to profit and loss	—	—
Remeasurement of post-employment benefit obligations, net of tax	—	—
Items that may be subsequently reclassified to profit or loss	14	7
Currency translation differences	14	7
Other comprehensive income / (loss) for the period, net of tax	14	7

Total comprehensive loss for the period	(14 840)	(16 590)
Total comprehensive loss for the period attributable to Equity Holders	(14 840)	(16 590)

Celyad Oncology SA

Interim Consolidated Statement of Financial Position (Unaudited)

(€’000)	June 30, 2021	December 31, 2020
NON-CURRENT ASSETS	46 094	46 379
Goodwill and Intangible assets	36 127	36 171
Property, Plant and Equipment	3 592	4 119
Non-current Trade and Other receivables	2 135	2 117
Non-current Grant receivables	4 002	3 679
Other non-current assets	238	293
CURRENT ASSETS	16 594	19 705
Trade and Other Receivables	712	615
Current Grant receivables	1 912	145
Other current assets	1 953	1 711
Short-term investments	—	—
Cash and cash equivalents	12 017	17 234

TOTAL ASSETS	62 688	66 084

EQUITY	24 861	30 994
Share Capital	53 913	48 513
Share premium	2 217	43 349
Other reserves	32 062	30 958
Accumulated deficit	(63 331)	(91 826)
NON-CURRENT LIABILITIES	25 290	23 256
Bank loans	—	—
Lease liabilities	2 104	2 525
Recoverable Cash advances (RCAs)	4 935	4 220
Contingent consideration payable and other financial liabilities	17 487	15 526
Post-employment benefits	614	614
Other non-current liabilities	150	371
CURRENT LIABILITIES	12 537	11 834
Bank loans	—	37
Lease liabilities	977	1 076
Recoverable Cash advances (RCAs)	340	371
Trade payables	5 582	4 736
Other current liabilities	5 638	5 614

TOTAL EQUITY AND LIABILITIES	62 688	66 084